Aurora Shareholders Approve Acquisition of MedReleaf and Australis Spin-Out

Combination of Complementary Teams and Assets Creates Industry Leader Positioned for Accelerated Growth

TSX: ACB

EDMONTON, July 18, 2018 /CNW/ - Aurora Cannabis Inc. (TSX:ACB) (OTCQX: ACBFF) (Frankfurt: 21P;WKN:A1C4WM) ("Aurora" or the "Company") announces it has received shareholder approval at a special meeting, held today, for the issuance of shares in consideration for the planned acquisition of MedReleaf Corp. ("MedReleaf"), a well-known Canadian Licensed Producer based in Markham, Ontario that delivers premium medical cannabis products to domestic and global markets, and compelling brands to the adult-use recreational market.

The combination of Aurora and MedReleaf, will yield a number of important strategic synergies allowing for accelerated growth:

•	Industry-leading scale: Funded capacity will increase to over 570,000 kg of high-quality cannabis per year, to be delivered through nine facilities in Canada and two in Europe
•

Low production costs and industry-leading yields: Aurora's automated 'Sky Class' greenhouses are expected to deliver industry-leading efficiencies and ultra-low production costs of well below $1 per gram, delivering sustainably robust margins. MedReleaf's high-yield cultivation techniques are expected to further enhance productivity and reduce costs across the combined entity's facilities.

•

International distribution: Aurora has established a strong and rapidly growing footprint in the international medical market. The combined entity is now well-positioned to rapidly gain market share in a number of significant markets. Most notable among these, is the European Union, which will have in excess of 400 million people following Brexit.

•

Expanding brand leadership: Aurora, CanniMed and MedReleaf represent three well- established medical cannabis brands, and a growing portfolio of premium consumer and wellness brands including San Rafael '71, Woodstock, and AltaVie that are backed by detailed consumer and marketplace insights and advanced analytical frameworks. This brand leadership positions the combined entity well to drive accelerated growth through its existing distribution channels for the domestic medical and consumer markets, as well as the international medical markets.

•

Scientific leadership: Each company is actively engaged in clinical trials and medical studies, which has resonated strongly with the international medical community, driving above-average prescription rates and referrals. Further, both companies have developed considerable expertise in cannabis plant genetics, enabling the development of new cultivars with specific traits for a variety of domestic and international markets, as well as strains optimized for automated cultivation.

•

R&D: The combined company will have an industry leading Science and Research & Development team that includes approximately 40 PhDs and MScs. Both companies have a proven track record in developing new products, adopting new technology throughout the value chain, and integrating innovations from third parties. Combining these capabilities will accelerate product development and technology adoption, creating strong, defensible competitive advantages, including, management believes higher-margin offerings to drive above average profitability.

At the Meeting, approximately 23.24% of the outstanding Aurora shares were represented in person or by proxy. The Share Issuance Resolution was approved by approximately 98.65% of the votes cast by Aurora shareholders at the Meeting. The Share Issuance Resolution required approval of a majority of the votes cast by shareholders present in person or represented by proxy at the Meeting.

Australis Capital Inc.

At the Meeting, Aurora shareholders also approved the reduction of capital resolution (the"Reduction of Capital Resolution") with respect to the proposed spin-out of Aurora's U.S. assets by way of a distribution of capital to Aurora shareholders of the common shares of Australis Capital Inc. ("Australis"). The Reduction of Capital Resolution was approved by approximately 97.74% of the votes cast by Aurora shareholders at the Meeting. The Reduction of Capital Resolution required approval by 66•% of the votes cast by shareholders present in person or represented by proxy at the Meeting. Following the spin-out of Australis, Aurora will hold two back-in warrants that provide the Company with the right to acquire an interest in Australis, subject to the approval of the TSX, if laws in the U.S. and TSX regulatory requirements change to permit the Company to do so. More information on this can be found in Australis' materials on www.sedar.com.

MedReleaf separately announced today that its shareholders also voted to approve the arrangement resolution in respect of the Arrangement with Aurora at a special meeting of the MedReleaf shareholders held today.

Completion of the transaction remains conditional on approval by the Ontario Superior Court of Justice (Commercial List) and certain other closing conditions. Assuming the conditions to closing are satisfied, it is expected that the Arrangement will be completed on or around July 25, 2018.Following completion of the Arrangement, Aurora intends to cause MedReleaf shares to be de-listed from the Toronto Stock Exchange and applications will be made for it to cease to be a reporting issuer with the relevant securities regulatory authorities.

Each of the matters voted upon at the Meeting is discussed in detail in the Aurora's management information circular dated June 18, 2018 which can also be found on the Aurora's website at: https://medreleaf.auroramj.com.

About Aurora

Headquartered in Edmonton, Alberta, with funded capacity in excess of 430,000 kg per year and sales and operations in 14 countries across five continents, Aurora is one of the world's largest and leading cannabis companies. Aurora is vertically integrated and horizontally diversified across every key segment of the value chain, from facility engineering and design to cannabis breeding and genetics research, cannabis and hemp production, derivatives, high value-add product development, home cultivation, wholesale and retail distribution.

Highly differentiated from its peers, Aurora has established a uniquely advanced, consistent and efficient production strategy, based on purpose-built facilities that integrate leading-edge technologies across all processes, defined by extensive automation and customization, resulting in the massive scale production of high quality product at ultra-low costs. Intended to be replicable and scalable globally, these production facilities are designed to produce cannabis of significant scale, with high quality, industry-leading yields, and ultra-low per gram production costs. Each of Aurora's facilities is built to meet European Union (EU) GMP standards, and both its first production facility and its wholly owned European medical cannabis distributor Pedanios have achieved this level of certification.

In addition to the Company's rapid organic growth and strong execution on strategic M&A, which to date includes nine companies acquired - CanvasRX, Peloton Pharmaceutical, Pedanios, H2 Biopharma, Urban Cultivator, BC Northern Lights, Larssen, CanniMed Therapeutics, and Anandia Labs - Aurora is distinguished by its reputation as a partner of choice and employer of choice in the global cannabis sector, having invested in and established strategic partnerships with a range of leading innovators, including: The Green Organic Dutchman Holdings Ltd. (TSX: TGOD), Radient Technologies Inc. (TSXV: RTI), Hempco Food and Fiber Inc. (TSXV: HEMP), Cann Group Ltd. (ASX: CAN), Micron Waste Technologies Inc. (CSE: MWM), Choom Holdings Inc. (CSE: CHOO), Namaste Technologies Inc. (TSXV: N), Evio Beauty Group (private), and Alcanna Inc. (TSX: CLIQ).

Aurora's Common Shares trade on the TSX under the symbol "ACB", and are a constituent of the S&P/TSX Composite Index.

For more information about Aurora, please visit our investor website investor.auroramj.com.

Terry Booth, CEO
Aurora Cannabis Inc.

Forward Looking Statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements in this news release include, but are not limited to, statements with respect to the anticipated benefits associated with the Transaction, statements with respect to the expected timing of the legalization of cannabis in Canada, and the expected completion of the spin out of Aurora assets. Forward looking statements are based on certain assumptions regarding Aurora and MedReleaf, including expected growth, results of operations, performance, industry trends and growth opportunities, that the Government of Canada proceeds with legalization as previously announced, and that all necessary approvals for the spin out, including the approval the securities regulatory authorities and the Canadian Stock Exchange, are received. While Aurora considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. The forward looking statements are subject to a number of known and unknown risks, including: the fact that completion of the Transaction is subject to the satisfaction of closing conditions which remain outstanding including, without limitation (i) necessary court approval in connection with the plan of arrangement, (ii) certain termination rights available to the parties under the Arrangement Agreement; and (iii) other closing conditions, including, without limitation ,compliance by Aurora and MedReleaf with various covenants contained in the Arrangement Agreement; risks associated with general economic conditions; adverse industry events; future legislative and regulatory developments; inability to access suf icient capital from internal and external sources, and/or inabilityto access sufficient capital on favourable terms; the cannabis industry yin Canada generally, income tax and regulatory matters; the ability of Aurora to implement its business strategies; competition; currency and interest rate fluctuations and other risks. Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undu ereliance on forward looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement and reflect our expectations as of the date hereof, and thus are subject to change thereafter. Aurora disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Factors that could cause anticipated opportunities and actual results to differ materially include, but are not limited to, matters referred to above and elsewhere in Aurora's or MedReleaf's public filings, including the management information circulars and the material change reports have been in respect of the Transaction, which are, or will be, available on SEDAR. There can be no assurance that the Transaction will be completed, or if completed, that the underlying assumptions for the benefits of the Transaction prove correct. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE Aurora Cannabis Inc.

View original content: http://www.newswire.ca/en/releases/archive/July2018/18/c6507.html

%SEDAR: 00025675E

For further information: For Aurora: Marc Lakmaaker, +1.647.269.5523, marc.lakmaaker@auroramj.com, www.auroramj.com; Rob Kelly, +1.647.331.7228, rob.kelly@auroramj.com, www.auroramj.com; U.S. investors: Phil Carlson / Elizabeth Barker, KCSA Strategic Communications, Phone: (212) 896-1233 / (212) 896-1203, Email: pcarlson@kcsa.com / ebarker@kcsa.com>

CO: Aurora Cannabis Inc.

CNW 16:00e 18-JUL-18